

April 28, 2020

Paul Hastings
Chief Executive Officer
Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, CA 94080

> **Re: Nkarta, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 20, 2020**
> **CIK No. 0001787400**

Dear Mr. Hastings:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Amendment 1 to Form S-1

Prospectus Summary, page 1

1. Please revise the Summary section to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Also please include a risk factor discussing the material risks associated with this fact.

Capitalization, page 67

2. Please correct the inconsistency related to the pro forma common stock shares issued and outstanding as presented within this table to the pro forma common stock shares presented on page F-3.

Management's Discussion and Analysis
Research and development, page 77

3. We note your response to prior comment 3. Please expand your disclosures to quantify the material cost components underlying the research and development costs incurred for each period presented.

Business
Patents, Trademarks and Proprietary Technology, page 109

4. We note your revised disclosure on pages 109 - 110 in response to comment 8. Please further revise to specify the expiration dates for the most significant patents relating to your NK cell engineering platform and each product candidate.

You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences